NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 688-6615
LAW GROUP
Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊
Northwest Law Group is an association of independent lawyers and law corporations.
File #0487/6(A)
September 11, 2012
VIA EDGAR &
E-MAIL (TurkA@sec.gov)
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Washington, DC  20549

Attention:  Adam F. Turk

Dear Sirs/Mesdames:

RE:	VENZA GOLD CORP. (the “Company”)
-	SEC File No. 333-182059
-	Registration Statement on Form S-1 Originally Filed June 12, 2012, as amended July 25, 2012 and August 23, 2012 (the “Registration Statement”)

We are the solicitors for the Company.  We write on behalf of the Company in response to your comment letter dated August 30, 2012 regarding the above-referenced Registration Statement on Form S-1 filing (the “Comment Letter”).  On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a third amended Registration Statement on Form S-1/A (the "Amended Form S-1"). We enclose with this letter a copy of the Amended Form S-1, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form S-1, we also provide below our responses to the comments made in the Comment Letter.  Our responses herein are based on the factual information provided to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.  Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form S-1.

General

1.	We are considering the portion of your response letter relating to the Regulation M disclosure in your prospectus. Please note that we may have further comment.

In response to this comment, the Company acknowledges the SEC has no further comment.

Management’s  Discussion  and  Analysis  of  Financ ial  Condit ion  an d Results of Operations, page 36

Plan of Operation, page 36

2.
We note your response to comment 9 in our letter dated August 3, 2012.  You refer to decisions at the end of each phase regarding whether “to proceed with further exploration.” Please revise to disclose approximate, estimated timeframes for phases 2 and 3, and state, if true, that you do not anticipate conducting any mining during these stages.

* Practising through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

NORTHWEST LAW GROUP
September 11, 2012

In response to this comment, the Company has revised the section titled “Plan of Operation” of the Registration Statement to include the timeframes for Phases 2 and 3 and to state that the programs will not involve any mining activities.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Charles C. Hethey

CHARLES C. HETHEY

/dml

Enclosure

cc:           Venza Gold Corp.